FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2004
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant's name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS
In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

results for the quarter and year ended September 2004
fourth quarter 2004
sappi

Coated fine paper 63%
Uncoated fine paper 5%
Coated specialities 9%
Commodity paper 9%
Pulp 13%
Other 1%
Europe 41%
Southern Africa 15%
Asia and other 13%
North America 31%
Europe 45%
Southern Africa 26%
North America 29%
Europe 12%
Southern Africa 51%
North America 36%
Rest of world 1%

Sappi is the world's leading producer of coated fine paper

* for the year ended September 2004 ** as at 30 September 2004
Sales by product group *
Sales: where the product
is sold *
Sales: where the product
is manufactured *
Geographic ownership **

Headline EPS 26 US cents for the quarter;
45 US cents for the year
Demand strong
US coated paper prices improving
Raw material cost pressure
Dividend 30 US cents
Quarter ended Year ended
Sept
June Sept **
Sept
Sept **
2004
2004 2003
2004
2003
Sales (US$ million)
1,235
1,188 1,123
4,728
4,299
Operating profit (US$ million)
72
60 17
188
272
EBITDA (US$ million) *
191
175 122
653
667
Operating profit to sales (%)
5.8
5.1 1.5
4.0
6.3
EBITDA to sales (%) *
15.5
14.7 10.9
13.8
15.5
Operating profit to average
net assets (%) *
6.3
5.4 1.5
4.2
6.7
Headline EPS (US cents) *
26
18 11
45
69
EPS (US cents)
25
18 4
43
62
Return on average equity
(ROE) (%) *
10.7
7.9 1.9
4.8
8.1
Net debt (US$ million) *
1,584
1,649 1,491
1,584
1,491
Net debt to total
capitalisation (%) *
32.0
33.3 31.1
32.0
31.1
* Refer to page 17, Supplemental Information for the definition of the term
** Restated for AC 137
financial highlights
summary
sappi

sappi

We have seen a further improvement in the market for coated paper across all our regions during the quarter. Demand for coated fine paper grew strongly, with apparent consumption up 12% in North America and 8% in Europe compared to the same quarter last year.
Prices for coated paper started to improve in North America. In Europe, prices remained stable ahead of the increase announced for implementation at the end of the quarter.
Pulp prices softened during the quarter and the average hardwood pulp price was below the previous quarter but still well up on a year earlier. The average NBSK benchmark price was similar to the prior quarter.
A number of other factors had a notable impact on Sappi's performance in the quarter. The continued strength of the Rand relative to the US dollar, up 16% compared to the equivalent quarter last year, further squeezed the margins of our South African businesses. Our North American mills faced continued high wood costs and all regions faced higher energy costs and higher costs of other raw materials related to changes in the price of oil.
Sappi's earnings and headline earnings per share for the quarter were 25 US cents and 26 US cents respectively, compared to 4 US cents and 11 US cents for the equivalent quarter last year.
The gain at the operating income level from the fair value adjustment on plantations, net after fellings was US$12 million for the quarter, down from US$33 million in the June 2004 quarter.
Finance costs for the quarter were US$5 million higher than a year ago, largely as a result of slightly higher interest paid and a foreign exchange gain last year, which was not repeated in the quarter.
Taxation in the quarter included credits of US$13 million related to the conclusion of the Austrian tax audit and the reversal of certain other tax provisions previously raised. The effective rate was also reduced by the geographic split of profits and losses.
For the full year, sales were US$4.7 billion, 10.0% higher than last year. Operating profit was 30.9% lower at US$188 million mainly as a result of low prices in operating currencies, the effect of the strong Rand on our South African margins and higher wood and energy costs. The margin of operating profit to sales declined to 4.0% compared to 6.3% last year. The operating margin in the quarter, however, recovered to 5.8%.
Headline earnings per share for the full year was 45 US cents compared to 69 US cents in the prior year.
comment

Cash generated by operations strengthened to US$157 million for the quarter, 5.4% higher than a year earlier. Cash generated by operations for the full year fell from US$644 million last year to US$601 million.
Working capital decreased by US$79 million in the quarter, mainly as a result of increased payables and lower inventories partly offset by higher receivables.
Capital expenditure was US$110 million for the quarter, and for the full year was US$334 million. Capital expenditure to depreciation for the year was 82%, which was in line with our target.
Net debt decreased by US$65 million in the quarter to US$1,584 million. The increase of net debt for the full year of US$93 million is almost entirely due to currency translation.
Sappi Fine Paper
Quarter
Quarter Quarter
ended
ended ended
Sept 2004
Sept 2003 % June 2004
US$ million
US$ million change US$ million
Sales
982
917 7.1 957
Operating profit *
26
2 - 4
Operating profit to sales (%)
2.6
0.2 - 0.4
EBITDA *
112
81 38.3 90
EBITDA to sales (%)
11.4
8.8 - 9.4
RONOA p.a. (%)
3.2
0.2 - 0.5
* EBITDA and operating profit for the quarter ended September 2003 reduced by
US$31.5 million in respect of machine closure
We continued to see strong order inflow in the quarter in our major markets. Our average prices realised increased in North America but there was little movement in average prices realised in Europe.
The operating result from our North American business improved by US$16 million compared to the June 2004 quarter, aided by lower maintenance costs and higher selling prices.
cash flow and debt
sappi

sappi
operating review for the quarter

Europe
Quarter
Quarter
Quarter
ended
ended
%
%
ended
Sept 2004
Sept 2003
change
change
June 2004
US$ million
US$ million
(US$)
(Euro)
US$ million
Sales
541
485
11.5
3.3
512
Operating profit
23
23
-
(7.4)
18
Operating profit to sales (%)
4.3
4.7
-
-
3.5
EBITDA
70
66
6.1
(1.8)
67
EBITDA to sales (%)
12.9
13.6
-
-
13.1
RONOA p.a. (%)
5.4
5.6
-
-
4.2
Our European business had good volume growth in the quarter with total sales volume increasing 6.8% compared to the equivalent quarter last year.
Average prices realised remained low and were at similar levels to the prior quarter in Dollar and Euro terms. Compared to a year earlier, prices were approximately 3% lower in Euros and 4% higher in Dollar terms.
North America
Quarter
Quarter Quarter
ended
ended ended
Sept 2004
Sept 2003 % June 2004
US$ million
US$ million change US$ million
Sales
355
358 (0.8) 363
Operating (loss) profit *
(1)
(27) - (17)
Operating profit to sales (%)
(0.3)
(7.5) - -
EBITDA *
35
6 483.3 16
EBITDA to sales (%)
9.9
1.7 - 4.4
RONOA p.a. (%)
(0.3)
(7.4) - -
* EBITDA and operating profit for the quarter ended September 2003 reduced by
US$31.5 million in respect of machine closure
Market conditions continued to improve in the quarter. Shipments of coated paper from our North American business for the fiscal year grew ahead of industry shipments. Pulp sales volumes for the quarter fell both sequentially and on last year as a result of higher internal consumption. Paper orders and production were strong; however, sales volumes were down on both periods. This shortfall was due to factors that afffected the timing of sales between quarters including reduced transport availability.
operating review for the quarter (continued)

Price increases were realised during the quarter. However, the price protection afforded to contract customers during the earlier weak market conditions has limited the pace at which we could implement new prices, despite current strong market conditions.
Our costs have been impacted by higher raw material prices. The largest increases compared to the same quarter last year were in wood and energy which were up US$5 million and US$3 million respectively. Higher oil prices started to have a knock-on impact on other purchased chemicals and also on transport costs which are already inflated due to tightness in transport markets.
Fine Paper South Africa
Quarter
Quarter
Quarter
ended
ended
%
%
ended
Sept 2004
Sept 2003
change
change
June 2004
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
86
74
16.2
0.4
82
Operating profit
4
6
(33.3)
(42.4)
3
Operating profit to sales (%)
4.7
8.1
-
-
3.7
EBITDA
7
9
(22.2)
(32.8)
7
EBITDA to sales (%)
8.1
12.2
-
-
8.5
RONOA p.a. (%)
9.7
18.4
-
-
7.0
Demand for fine paper in South Africa was firm in the quarter and volumes sold were 10% up compared to a year earlier. Margins, however, were further squeezed by price pressure resulting from the strong Rand.
Forest Products
Quarter
Quarter
Quarter
ended
ended
%
%
ended
Sept 2004
Sept 2003
change
change
June 2004
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
253
206
22.8
6.1
231
Operating profit *
46
22
109.1
80.7
62
Operating profit to sales (%) *
18.2
10.7
-
-
26.8
EBITDA *
80
48
66.7
44.0
90
EBITDA to sales (%) *
31.6
23.3
-
-
39.0
RONOA p.a. (%) *
13.8
8.7
-
-
18.7
* Restated for AC 137
sappi

sappi

The Forest Products business had strong demand in the South African market in the quarter but further Rand appreciation depressed prices as a result of greater competition from importers. Demand for our chemical cellulose (dissolving) pulp has been strong and prices increased slightly compared to the June 2004 quarter. The chemical cellulose pulp business continued to perform well.
Costs continued to be well managed and our fixed expenses were flat in Rand terms compared to the equivalent quarter last year.
Dividend
The board has declared a dividend of 30 US cents for the year ended September 2004. A dividend of 29 US cents was paid in the previous year.
Outlook
Many of the factors which affect demand for our products, including economic growth in our major markets and advertising spending, are favourable and are expected to sustain strong demand.
After an extended period of weak prices and overcapacity, demand improvement and higher operating rates support price increases in our major markets.
These benefits are likely to be more than offset in the near term by increased input costs, many of which are related to high energy prices.
The strength of the Rand against the US Dollar continues to place pressure on the price realisations of our South African business despite good demand for its products. The Rand has strengthened further since the end of the reporting period and if sustained at this level will have a detrimental effect on future earnings.
We are nonetheless positive about the outlook for our business. Operating rates are high and we expect significant price improvement in the beginning of the new calendar year. However, the result in our first financial quarter will reflect scheduled maintenance downtime across the group and repair work at Somerset with a direct cost of approximately US$20 million. These costs, coupled with rising energy and raw materials prices and a charge from the implementation of a new South African accounting standard relating to secondary tax on companies (STC), will make it difficult for us to achieve positive earnings in the first financial quarter.
On behalf of the Board
J C A Leslie
D G Wilson
Director Director 8 November 2004
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN Code: ZAE 000006284
operating review for the quarter (continued)

The directors have declared a dividend (number 81) of 30 US cents per share for the year ended September 2004.
In compliance with the requirements of STRATE, the JSE Securities Exchange's electronic settlement system which is applicable to Sappi, the Salient dates in respect of the dividend will be as follows:
Last day to trade to qualify for dividend Friday 31 December 2004
Date on which shares commence trading
ex-dividend
Monday 3 January 2005
Record date Friday 7 January 2005
Payment date Monday 10 January 2005
Dividends payable from the Johannesburg transfer office will be paid in South African Rands except that dividends paid to nominee shareholders in respect of shares which they hold on behalf of non-residents of the Republic of South Africa will, without exception, be paid in United States Dollars.
Dividends payable from the London transfer office will be paid in British pounds sterling or in the case of shareholders with registered addresses in the USA, in United States Dollars.
Dividends payable other than in United States Dollars will be calculated at the respective rates of exchange ruling on Tuesday, 21 December 2004.
There will not be any de-materialisation nor re-materialisation of Sappi Limited share certificates from 3 January to 7 January 2005, both days inclusive.
Sappi Management Services (Pty) Limited
Secretaries
Per D J O'Connor
8 November 2004
dividend announcement
sappi

sappi

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
forward-looking statements

financial results
sappi

sappi
for the quarter and year ended September 2004

Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2004
Sept 2003
Sept 2004
Sept 2003
US$ million
US$ million
% change
US$ million
US$ million
% change
Sales
1,235
1,123              10.0
4,728
4,299             10.0
Cost of sales
1,071
988
4,133
3,684
Gross profit
164
135             21.5
595
615             (3.3)
Selling, general &
administrative expenses
88
87
403
316
76
48
192
299
Other expenses
4
31
4
27
Operating profit
72
17           323.5
188
272           (30.9)
Net finance costs
26
21
110
111
Net paid
28
27
106
120
Capitalised
-
-
(2)
(2)
Net foreign exchange
gains
-
(3)
(5)
(1)
Change in fair value of
financial instruments
(2)
(3)
11
(6)
Profit (loss) before tax
46
(4) -
78
161           (51.6)
Taxation - current
15
(12)
48
18

- deferred
(25)
(1)
(68)
-
Net profit
56
9            522.2
98
143          (31.5)
Earnings per share
(US cents)
25
4
43
62
Headline earnings per
share (US cents) *
26
11
45
69
Weighted average
number of shares in
issue (millions)
226.5
227.7
226.3
229.1
Diluted earnings per
share (US cents)
25
4
43
62
Diluted headline earnings
per share (US cents) *
26
11
44
68
Weighted average
number of shares on
fully diluted basis
(millions)
228.3
230.0
228.2
231.5
Calculation of Headline
earnings *
Net profit
56
9
98
143
Profit on disposal of
business and property,
plant & equipment
-
-
-
(4)
Write-off of assets
3
2
3
3
Mill closure costs
-
14
-
15
Headline earnings
59
25
101
157
* Headline earnings disclosure is required by the JSE Securities Exchange South Africa.
group income statement

Reviewed
Reviewed
Sept 2004
Sept 2003
US$ million
US$ million
ASSETS
Non-current assets
4,526
4,242
Property, plant and equipment
3,670
3,554
Plantations
548
432
Deferred taxation
46
41
Other non-current assets
262
215
Current assets
1,580
1,575
Cash and cash equivalents
484
584
Trade and other receivables
331
290
Inventories
765
701
Total assets
6,106
5,817
EQUITY AND LIABILITIES Shareholders' equity
Ordinary shareholders' interest
2,119
1,945
Non-current liabilities
2,463
2,511
Interest-bearing borrowings
1,693
1,742
Deferred taxation
453
487
Other non-current liabilities
317
282
Current liabilities
1,524
1,361
Interest-bearing borrowings
364
170
Bank overdraft
11
163
Taxation payable
137
112
Other current liabilities
1,012
916
Total equity and liabilities
6,106
5,817
Number of shares in issue at
balance sheet date (millions)
226.5
226.9
group balance sheet
sappi

sappi

Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2004
Sept 2003
Sept 2004
Sept 2003
US$ million
US$ million
US$ million
US$ million
Cash generated by
operations
157
149
601
644
Movement in working
capital
79
104
(50)
(79)
Net finance costs
(28)
(21)
(109)
(113)
Taxation (paid) recovered
(1)
2
(31)
33
Dividends paid
-
-
(66)
(65)
Cash retained from
operating activities
207
234
345
420
Cash effects of investing
activities
(109)
(130)
(356)
(309)
98
104
(11)
111
Cash effects of financing
activities
(9)
6
(121)
147
Net movement in cash
and cash equivalents
89
110
(132)
258
group cash flow statement

Reviewed
Reviewed
Year
Year
ended
ended
Sept 2004
Sept 2003
US$ million
US$ million
Balance - beginning of year as reported
1,958
1,601
Change in accounting policy
(13)
(4)
Balance - beginning of year restated
1,945
1,597
Net profit
98
143
Foreign currency translation reserve
150
332
Revaluation of derivative instruments
1
(14)
Dividends paid - US$ 0.29
(2003: US$ 0.28) per share
(66)
(65)
Share buybacks net of transfers to participants
of the share purchase trust
(9)
(48)
Balance - end of year
2,119
1,945
group statement of changes in shareholders' equity
sappi

sappi

1. Basis of preparation
The annual financial statements are prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). These quarterly results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements. The same accounting policies have been followed as in the annual financial statements for September 2003, except for the new agriculture accounting standard - Agriculture - AC 137 (IAS 41) which became effective from the beginning of the current financial year.

The effect on equity for the above change is reflected in the group statement of changes in shareholders' equity. The effect on net profit for the current quarter is an increase of US$11 million, net of US$3 million tax (June 2004 quarter: increase of US$21 million, net of US$11 million tax; September 2003 quarter: decrease of US$1 million, minimal tax) and an increase of US$47 million, net of US$19 million tax for the year ended September 2004 (September 2003: a decrease of US$6 million, net of US$2 million tax). Where appropriate, comparative figures have been restated. The restatement has had minimal effect upon the basic and headline earnings per share for the September 2003 quarter, but decreased the basic and headline earnings per share by 3 US cents and 2 US cents for the year ended September 2003, respectively.

The preliminary results for the quarter have been reviewed in terms of South African Auditing Standards by the group's auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company's registered offices.

2. Comparative figures
Comparative figures have been restated to take into account the effects of the new agriculture accounting standard which became effective from the beginning of the current financial year. The effect on operating profit is the inclusion of the fair value changes in the value of plantations and the expensing of the costs incurred to establish and maintain plantations (silviculture costs) and the amortisation of interest which had been previously capitalised. Net finance costs have increased. In terms of the new accounting standard, interest is no longer capitalised to the carrying value of plantations.

The effect on the cash flow statement is a reclassification of investments in plantations from cash utilised in investing activities to cash generated by operations. Net cash flows remain the same.

Operating profit has been restated to take into account the requirements of circular 3/2004 issued by the South African Institute of Chartered Accountants. Previously non-trading (profit) loss items were excluded from operating profit. The impact of the inclusion is a decrease in operating profit of US$31 million for the quarter and US$27 million for the year ended September 2003.

Certain comparative amounts have been reclassified between deferred tax and current tax. This had no effect on reported net income or shareholders' equity.

notes to the group results

Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2004
Sept 2003
Sept 2004
Sept 2003
US$ million
US$ million
US$ million
US$ million
3. Operating profit
Included in operating profit
are the following non-cash
items:
Depreciation and
amortisation
Depreciation of
property, plant and
equipment
103
93
408
352
Other amortisation - -
2
1
103
93
410
353
Fair value adjustment
(gains) on plantations
(included in cost of sales)
Changes in volume
Fellings
16
12
55
42
Growth
(10)
(14)
(54)
(46)
6
(2)
1
(4)
Changes in fair value
(18)
4
(71)
4
(12)
2
(70)
-
The above fair value
adjustment gains have
been partially offset by
silviculture costs
11
9
39
30
4. Capital expenditure
Property, plant and
equipment
110
126              334             296
sappi

sappi

Reviewed
Reviewed
Sept 2004
Sept 2003
US$ million
US$ million
5. Capital commitments
Contracted but not provided
76
86
Approved but not contracted
198
193
274
279
6. Contingent liabilities
Guarantees and suretyships
68
47
Other contingent liabilities
15
24
notes to the group results (continued)

sappi

sappi
definitions
Average - averages are calculated as the sum of the opening and closing balances for the relevant period divided by two
* EBITDA - earnings before interest (net finance costs), tax, depreciation and amortisation
* EBITDA to sales - EBITDA divided by sales
Fellings - the amount charged against the income statement representing the standing value of the plantations harvested
Headline earnings - as defined in circular 7/2002 issued by the South African Institute of Chartered Accountants, separates from earnings all items of a capital nature. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Securities Exchange South Africa to disclose headline earnings per share.
NBSK - Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, mainly produced from spruce trees in Scandinavia, Canada and north eastern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes.
* Net assets - total assets less current liabilities
* Net asset value - shareholders' equity plus net deferred tax
*
Net asset value per share - net asset value divided by the number of shares in issue at balance sheet date.
*
Net debt - current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits)
*
Net debt to total capitalisation - Net debt divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft
* ROE - return on average equity. Net profit divided by average shareholders'
equity
* RONA - operating profit divided by average net assets
*
RONOA - operating profit divided by average net operating assets. Net operating assets are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)
*
The above financial measures, other than headline earnings per share, are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.
supplemental information

additional information
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2004
Sept 2003
Sept 2004
Sept 2003
US$ million
US$ million
US$ million
US$ million
Net profit to EBITDA *
reconciliation
Net profit
56
9
98
143
Net finance costs
26
21
110
111
Taxation  - current
15
(12)
48
18
- deferred
(25)
(1)
(68)
-
Depreciation
103
93
408
352
Amortisation (including
fellings)
16
12
57
43
EBITDA *
191
122
653
667
Reviewed
Reviewed
Sept 2004
Sept 2003
US$ million
US$ million
Net debt (US$ million) **
1,584
1,491
Net debt to total capitalisation (%) **
32.0
31.1
Net asset value per share (US$) **
11.15
10.54
*
In connection with the US Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA to exclude interest (net finance costs), taxes, depreciation and amortisation (including fellings). As a result our definition has been amended to retain other income/expenses (previously non-trading profit/loss) as part of EBITDA. The effect on EBITDA for the amended definition is a decrease of US$31 million for the quarter and US$27 million for the year ended September 2003 and a decrease of US$4 million for the quarter and US$4 million for the year ended September 2004.
We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP. EBITDA is not a measure of performance under SA GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.
** Refer to page 17, supplemental information for the definition of the term.
supplemental information

sappi

sappi
regional information
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2004
Sept 2003
Sept 2004
Sept 2003
Metric tons
Metric tons
Metric tons
Metric tons
(000's)
(000's)
% change
(000's)
(000's)
% change
Sales
Fine Paper -  North America
364
371 (1.9)
1,444
1,383 4.4
Europe
609
570 6.8
2,388
2,233 6.9
Southern Africa
87
79 10.1
318
300 6.0
Total
1,060
1,020 3.9
4,150
3,916 6.0
Forest Products  -  Pulp and
paper operations
390
394 (1.0)
1,516
1,474 2.8
Forestry operations
453
355 27.6
1,527
1,285 18.8
Total
1,903
1,769 7.6
7,193
6,675 7.8
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2004
Sept 2003
Sept 2004
Sept 2003
US$ million
US$ million
% change
US$ million
US$ million
% change
Sales
Fine Paper -  North America
355
358 (0.8)
1,373
1,384 (0.8)
Europe
541
485 11.5
2,127
1,903 11.8
Southern Africa
86
74            16.2
311
270 15.2
Total
982
917 7.1
3,811
3,557 7.1
Forest Products  -  Pulp and
paper operations
231
192 20.3
847
689 22.9
Forestry operations
22
14            57.1
70
53 32.1
Total
1,235
1,123 10.0
4,728
4,299 10.0
Operating profit
Fine Paper -  North America
(1)
(27) (96.3)
(92)
11 -
Europe
23
23 -
83
118 (29.7)
Southern Africa
4
6 (33.3)
15
35 (57.1)
Total
26
2 1,200.0
6
164 (96.3)
Forest Products
46
22 109.1
191
113 69.0
Corporate
-
(7) (100.0)
(9)
(5) 80.0
Total
72
17          323.5
188
272 (30.9)
supplemental information

regional information (continued)
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2004
Sept 2003
Sept 2004
Sept 2003
US$ million
US$ million
% change
US$ million
US$ million
% change
Earnings before interest,
tax, depreciation and
amortisation charges
Fine Paper - North America
35
6 483.3
46
138 (66.7)
Europe
70
66 6.1
277
289 (4.2)
Southern Africa
7
9 (22.2)
28
45 (37.8)
Total
112
81 38.3
351
472 (25.6)
Forest Products
80
48 66.7
311
199            56.3
Corporate
(1)
(7) (85.7)
(9)
(4)         125.0
Total
191
122 56.6
653
667            (2.1)
Net operating assets
Fine Paper - North America
1,351
1,438 (6.1)
1,351
1,438            (6.1)
Europe
1,673
1,607 4.1
1,673
1,607             4.1
Southern Africa
153
131 16.8
153
131           16.8
Total
3,177
3,176 -
3,177
3,176                -
Forest Products
1,296
1,007 28.7
1,296
1,007            28.7
Corporate
(46)
(19) (142.1)
(46)
(19) (142.1)
Total
4,427
4,164 6.3
4,427
4,164              6.3
supplemental information

summary rand convenience translation
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2004
Sept 2003
% change
Sept 2004
Sept 2003
% change
Sales (ZAR million)
7,883
8,295 (5.0)
31,594
35,811 (11.8)
Operating profit (ZAR million)
460
126           265.1
1,256
2,266 (44.6)
Net profit (ZAR million)
357
66          440.9
655
1,191 (45.0)
EBITDA * (ZAR million)
1,219
901            35.3
4,364
5,556 (21.5)
Operating profit to sales (%)
5.8
1.5
4.0
6.3
EBITDA * to sales (%)
15.5
10.9
13.8
15.5
Operating profit to average
net assets (%)
6.4
1.6
4.1
6.4
EPS (SA cents)
160
30          433.3
287
516           (44.4)
Headline EPS (SA cents) *
166
81          104.9
301
575           (47.7)
Net debt (ZAR million) *
10,184
10,629 (4.2)
Net debt to total
capitalisation (%) *
32.0
31.1
Cash generated by operations
(ZAR million)
1,002
1,101 (9.0)
4,016
5,364 (25.1)
Cash retained from operating
activities (ZAR million)
1,321
1,728 (23.6)
2,305
3,499 (34.1)
Net movement in cash and
cash equivalents
(ZAR million)
568
813           (30.1)
(882)
2,149 -
* Refer to page 17, Supplemental Information for the definition of the term.
exchange rates
Sept
June March Dec Sept
2004
2004 2004 2003 2003
Exchange rates:
Period end rate: US $1 = ZAR
6.4290
6.3224 6.5738 6.7951 7.1288
Average rate for the Quarter: US $1 = ZAR
6.3830
6.5953 6.8054 6.8569 7.3866
Average rate for the YTD: US $1 = ZAR
6.6824
6.7661 6.8363 6.8569 8.3300
Period end rate: EUR 1 = US$
1.2309
1.2138 1.2150 1.2410 1.1475
Average rate for the Quarter: EUR 1 = US$
1.2233
1.2051 1.2497 1.1887 1.1328
Average rate for the YTD: EUR 1 = US$
1.2152
1.2118 1.2161 1.1887 1.0804
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
-
Assets and liabilities at rates of exchange ruling at period end; and
-
Income, expenditure and cash flow items at average exchange rates.
sappi

sappi
supplemental information

sappi ordinary shares

180
160
140
120
100
80
60
40
20
0
ZAR
1 Jan 2001
1 Apr 2001
1 Jul 2001
1 Oct 2001
1 Jan 2002
1 Apr 2002
1 Jul 2002
1 Oct 2002
1 Jan 2003
1 Apr 2003
1 Jul 2003
1 Oct 2003
1 Jan 2004
1 Apr 2004
1 Jul 2004
1 Oct 2004
3 Nov 2004

ADR price (NYSE TICKER: SPP)

note: (1 ADR = 1 sappi share)

18
16
14
12
10
8
6
4
2
0
US$
1 Jan 2001
1 Apr 2001
1 Jul 2001
1 Oct 2001
1 Jan 2002
1 Apr 2002
1 Jul 2002
1 Oct 2002
1 Jan 2003
1 Apr 2003
1 Jul 2003
1 Oct 2003
1 Jan 2004
1 Apr 2004
1 Jul 2004
1 Oct 2004
3 Nov 2004

22

notes
sappi

sappi

notes

this report is available on the Sappi website
www.sappi.com
Other interested parties can obtain printed copies of this report from:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services Limited 2004
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

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2
and 150g/m
2
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:
November 16, 2004
SAPPI  LIMITED,
by /s/ D. G. Wilson
Name: D. G. Wilson
Title: Executive Director: Finance